CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Dolly Varden Silver Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Dolly Varden Silver Corporation (the "Company"), as of December 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2025 and 2024, and the related notes (collectively referred to as the "financial statements").  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2011.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 12, 2026

DAVIDSON & COMPANY LLP	1200 - 609 Granville Street PO BOX 10372, Pacific Centre Vancouver, BC V7Y 1G6	604 687 0947 davidson-co.com

DOLLY VARDEN SILVER CORPORATION

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at	Notes	December 31, 2025	December 31, 2024

ASSETS

Current
Cash and cash equivalent	4	$61,082,045	$32,057,647
Short term investments		-	2,119,952
Prepaid expenses	5	499,955	328,093
Goods and Services Tax and other receivable	6	1,136,156	67,552

		62,718,156	34,573,244

Non-current
Property and equipment	7	156,041	191,715
Reclamation deposits	8	208,000	159,000
Exploration and evaluation assets	8	80,356,492	71,329,535

		$143,438,689	$106,253,494

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable	11	$1,633,612	$118,521
Accrued liabilities	11	2,372,171	802,656
Liability on flow-through share issuances	9	7,004,953	3,478,712

		11,010,736	4,399,889

Shareholders' Equity
Share capital	9	285,981,680	224,362,471
Reserves	9	13,207,452	12,513,816
Deficit		(166,761,179)	(135,022,682)

		132,427,953	101,853,605

		$143,438,689	$106,253,494

Nature of Operations (Note 1)

Subsequent Event (Note 15)

These consolidated financial statements were approved for issue by the Board of Directors on March 12, 2026 and signed on its behalf by:

"Shawn Khunkhun"	"James Sabala"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	Notes	Year Ended December 31, 2025	Year Ended December 31, 2024

EXPENSES
Consulting fees	11	$2,585,354	$1,275,026
Directors' fees	11	263,000	228,400
Exploration and evaluation	8, 11	25,198,442	17,875,317
Management fees	11	1,108,100	1,536,737
Marketing and communications		2,166,118	1,477,450
Office and administration		1,026,328	250,708
Professional fees		1,893,341	236,947
Rent and maintenance	11	156,135	129,262
Share-based payments	9, 11	2,181,824	2,600,955
Transfer agent and filing fees		362,978	137,690
Travel and accommodation		229,507	207,161

Operating loss		(37,171,127)	(25,955,653)

Recovery on flow through share premium	9	4,561,159	4,301,284
Part XII.6 tax recovery (expense)		(306,457)	2,933
Interest and other income		1,177,928	1,002,289

Loss and comprehensive loss for the year		$(31,738,497)	$(20,649,147)

Basic and diluted loss per common share		$(0.38)	$(0.28)

Weighted average number of common shares outstanding- basic and diluted		84,499,539	72,938,587

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars)

As at	Common Shares	Share Capital	Reserves	Deficit	Total Shareholders' Equity

Balance, December 31, 2023	67,516,696	$184,751,037	$11,568,202	$(114,373,535)	$81,945,704
Exercise of stock options	908,584	2,310,602	(990,995)	-	1,319,607
Issuance of common shares for acquisition of property	68,750	222,750	-	-	222,750
Issuance of flow-through shares	7,711,425	35,699,985	-	-	35,699,985
Issuance of common shares	2,875,000	11,500,000	-	-	11,500,000
Share issuance costs - cash	-	(3,006,253)	-	-	(3,006,253)
Flow-through share premium liability	-	(7,779,996)	-	-	(7,779,996)
Share-based payments	-	-	1,461,500	-	1,461,500
Restricted share compensation	-	-	1,139,455	-	1,139,455
Restricted share units converted to common shares	171,223	664,346	(664,346)	-	-
Loss and comprehensive loss for the year	-	-	-	(20,649,147)	(20,649,147)
Balance, December 31, 2024	79,251,678	224,362,471	12,513,816	(135,022,682)	101,853,605
Exercise of stock options	252,062	1,153,747	(468,942)	-	684,805
Issuance of common shares for acquisition of mineral property	2,172,675	8,794,384	-	-	8,794,384
Issuance of flow-through shares	4,608,000	32,590,200	-	-	32,590,200
Issuance of common shares	5,351,500	30,138,300	-	-	30,138,300
Share issuance costs - cash	-	(3,989,268)	-	-	(3,989,268)
Flow-through share premium liability	-	(8,087,400)	-	-	(8,087,400)
Share-based payments	-	-	1,085,228	-	1,085,228
Restricted share unit compensation	-	-	1,096,596	-	1,096,596
Restricted share units converted to common shares	269,806	1,019,246	(1,019,246)	-	-
Loss and comprehensive loss for the year	-	-	-	(31,738,497)	(31,738,497)
Balance, December 31, 2025	91,905,721	$285,981,680	$13,207,452	$(166,761,179)	$132,427,953

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended December 31, 2025	Year ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(31,738,497)	$(20,649,147)

Items not affecting cash:
Share-based payments	1,085,228	1,461,500
Restricted share unit compensation	1,096,596	1,139,455
Recovery on flow-through share premium	(4,561,159)	(4,301,284)
Depreciation of property and equipment	36,564	48,057
Accrued Part XII.6 tax	306,457	-
Loss on disposal of property and equipment	5,091	-
Changes in non-cash working capital items:
Prepaid expenses	(171,862)	140,169
Goods and Services Tax receivable	(1,068,604)	899,712
Reclamation deposits	(49,000)
Accounts payable and accrued liabilities	2,778,149	117,125

Cash used in operating activities	(32,281,037)	(21,144,413)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(5,981)	(23,716)
Acquisition of exploration and evaluation assets	(232,573)	(150,000)
Short term investment	2,119,952	(2,119,952)

Cash provided by (used in) investing activities	1,881,398	(2,293,668)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placement, net of share issuance costs	58,739,232	44,193,732
Exercise of stock options	684,805	1,319,607

Cash provided by financing activities	59,424,037	45,513,339

Change in cash and cash equivalent during the year	29,024,398	22,075,258

Cash and cash equivalent, beginning of year	32,057,647	9,982,389

Cash and cash equivalent, end of year	$61,082,045	$32,057,647

Supplemental disclosure with respect to cash flows:
Interest income received in cash	$1,177,928	$1,002,270
Non-cash transactions:
Fair value of options exercised	$468,942	$990,995
Fair value of shares issued for acquisition of exploration and evaluation assets	$8,794,384	$222,750
Reclassification of acquisition costs from prepaid expenses to exploration and evaluation assets	$-	$50,000
Restricted share units converted to common shares	$1,019,246	$664,346
Premium liability on flow-through shares	$8,087,400	$7,779,996

The accompanying notes are an integral part of these consolidated financial statements

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

1 NATURE OF OPERATIONS

Dolly Varden Silver Corporation (the "Company" or "Dolly Varden") was incorporated under the Business Corporations Act (British Columbia) on March 4, 2011 and is a public company listed on the TSX Venture Exchange (the "Exchange") under the symbol "DV". In addition, the Company trades on the NYSE American, LLC under the symbol "DVS" and on the Frankfurt Exchange under the trading symbol "DVQ ". The Company's primary business is the acquisition and exploration of mineral properties in Canada. The Company's head office is Suite 3123, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1J1. The registered address and records office of the Company is located at Suite 1700 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company owns interests in multiple mineral titles and claims in British Columbia, Canada. On February 25, 2022, the Company acquired 100% of the outstanding common stock of Homestake Resource Corporation and its wholly owned subsidiary Homestake Royalty Corporation (collectively, "Homestake") in exchange for common shares of the Company. The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties, as well as upon future profitable production or proceeds from the disposition thereof. Management believes that the Company has sufficient working capital to maintain its operations and activities for the next fiscal year.

On April 7, 2025, the Company completed a consolidation of the issued and outstanding shares of the Company at a ratio of four pre-consolidation common shares for one post-consolidation common share. All share figures and per share figures in these consolidated financial statements have been retroactively adjusted to reflect the share consolidation.

On December 7, 2025, Dolly Varden and Contango ORE, Inc ("Contango") entered into an arrangement agreement (the "Arrangement Agreement") to combine Contango and Dolly Varden on a merger-of-equals basis pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) ("BCBCA"). Pursuant to the terms and conditions of the Arrangement Agreement, Contango will acquire all of the issued and outstanding common shares of Dolly Varden at an exchange ratio of 0.1652 of a share of voting common stock of Contango for each Dolly Varden share held.

2 BASIS OF PRESENTATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board ("IASB") effective for the year ended December 31, 2025.

(b) Basis of Presentation

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

3 MATERIAL ACCOUNTING POLICY INFORMATION

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions, balances, revenue and expenses are eliminated in full upon consolidation.

The legal subsidiaries of the Company are as follows:

Name of Subsidiary	Place of Incorporation	Beneficial Ownership Interest
		December 31, 2025	December 31, 2024
Homestake Resource Corporation	British Columbia, Canada	100%	100%
Homestake Royalty Corporation	British Columbia, Canada	100%	100%

(b) Functional and Foreign Currency

The consolidated financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries' functional currency. Foreign currency transactions are translated into Canadian dollars using the exchange rates at the date of the transactions. Foreign exchange gains or losses resulting from the settlement of transactions and from the translation at year-end rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

(c) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, demand deposits with financial institutions and other short term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

(d) Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(e) Equipment

The Company records equipment using the cost method, whereby equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded over the useful lives of the assets on a declining balance basis at the following annual rates.

Dock	5%
Gas tank	10%
Boat	15%
Tents and trailers	30%
General equipment	20%
Vehicles	30%

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

3 MATERIAL ACCOUNTING POLIICY INFORMATION (cont'd)

(e) Equipment (cont'd)

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment is composed of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately including major inspection and overhaul expenditures, are capitalized.

(f) Exploration and Evaluation Assets

Upon acquiring the legal right to explore a mineral property (exploration and evaluation assets), all direct costs related to the acquisition of a mineral property are capitalized. Exploration and evaluation expenditures incurred prior to the determination of the feasibility of mining operations and the decision to proceed with development are recognized in profit or loss as incurred, net of recoveries. Costs incurred before the Company has obtained the legal rights to explore an area are charged to profit or loss. Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within equipment. Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(g) Impairment of Non-Financial Assets

Non-financial assets are evaluated at least annually by management for indicators that the carrying value is impaired and may not be recoverable. The Company's non-financial assets are equipment and exploration and evaluation assets. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of a CGU is the greater of the CGU's fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value. Estimated future cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Additionally, the reviews consider factors such as political, social and legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and resources and expected future production revenues and expenses.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

3 MATERIAL ACCOUNTING POLIICY INFORMATION (cont'd)

(g) Impairment of Non-Financial Assets (cont'd)

Assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit ("CGU") is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

(h) Decommissioning Liabilities

The Company recognizes a provision for statutory, contractual, constructive or legal obligations associated with decommissioning of mining operations and reclamation and rehabilitation costs arising when environmental disturbance is caused by the exploration or evaluation of exploration and evaluation assets, and equipment. Provisions for site closure and decommissioning are recognized in the period in which the obligation is incurred or acquired and are measured based on expected future cash flows to settle the obligation, discounted to their present value. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability including risks specific to the countries in which the related operation is located.

When an obligation is initially recognized, the corresponding cost is capitalized to the carrying amount of the related asset in exploration and evaluation assets and equipment. These costs are depreciated using either the unit of production or straight-line method depending on the asset to which the obligation relates.

The obligation is increased for the accretion and the corresponding amount is recognized as a finance expense. The obligation is also adjusted for changes in the estimated timing, amount of expected future cash flows, and changes in the discount rate. Such changes in estimates are added to or deducted from the related asset except where deductions are greater than the carrying value of the related asset in which case, the amount of the excess is recognized in profit or loss.

Due to uncertainties concerning environmental remediation, the ultimate cost to the Company of future site restoration could differ from the amounts provided. The estimate of the total provision for future site closure and decommissioning costs is subject to change based on amendments to laws and regulations, changes in technology, price increases and changes in interest rates, and as new information concerning the Company's closure and decommissioning liabilities becomes available.

(i) Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized during the year in which the estimates are revised and in any future periods affected.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

3 MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(i) Use of Estimates and Judgments (cont'd)

Significant Accounting Judgments

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

i) Recoverability of the carrying value of the Company's exploration and evaluation assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of these properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

ii) Going concern

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the going concern assumptions were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the consolidated statements of financial position.

iii) Stage of development

Once the technical feasibility and commercial viability of an exploration property has been determined, it is then considered to be a mine under development and is reclassified to mineral property. The carrying value of capitalized exploration and evaluation costs are tested for impairment before they are transferred to mineral property. All costs relating to the construction, installation, or completion of a mine that are incurred subsequent to the exploration and evaluation stage are capitalized to mineral property. The Company assesses the stage of each mine under development to determine when a property reaches the stage when it is in the condition for it to be capable of operating in a manner intended by management ("commercial production"). Determining when a mine has achieved commercial production is a matter of judgement.

Critical Accounting Estimates

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities include, but are not limited to, the following:

i) Share-based payments

The fair value of share-based payments is determined using the Black-Scholes option pricing model. Such option pricing models require the input of subjective assumptions, including the expected price volatility, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant date.

ii) Estimating useful life of property and equipment

Depreciation of property and equipment is charged to write-down the value of those assets to their residual value over their respective estimated useful lives. Management is required to assess the useful economic lives and residual values of the assets such that depreciation is charged on a systematic basis to the current carrying amount. The useful lives are estimated having regard to such factors as asset maintenance, rate of technical and commercial obsolescence, and asset usage. The useful lives of key assets are reviewed annually.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

2 MATERIAL ACCOUNTING POLIICY INFORMATION (cont'd)

(i) Use of Estimates and Judgments (cont'd)

(iii) Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized in the consolidated statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the consolidated statements of financial position could be impacted.

(iv) Accrual of British Columbia Mineral Exploration Tax Credit ("BC METC")

The provincial government of British Columbia provides for a refundable tax on net qualified mining exploration expenditures incurred in British Columbia. The credit is calculated as 20% of qualified mining exploration expenses less the amount of any assistance received or receivable. The determination of the expenditures that would qualify as mining exploration expenses was based on the previous years' tax filings and subsequent reviews by government auditors. BC METC will be recorded in profit or loss upon cash receipt or when reasonable assurance exists that the tax filings are assessed and the expenditures are qualified as mining exploration expenses.

(v) Decommissioning liabilities

The Company estimates future site closure and decommissioning costs when environmental disturbances are caused by the exploration and evaluation of exploration and evaluation assets, and equipment. The estimate of the total provision for future site closure and decommissioning costs is subject to change based on  laws and regulations, changes in technology, price increases and changes in interest rates, and expected plans for remediation. As at December 31, 2025, management has determined that the Company did not incur any such obligations. The Company will recognize a provision in the period in which a present obligation arises.

(j) Financial Instruments

(i) Classification and measurement of financial assets and liabilities

Under IFRS 9, Financial assets, on initial recognition, are recognized at fair value and subsequently classified and measured at: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). The classification of financial assets depends on the purpose for which the financial assets were acquired. The Company's financial assets which consist of cash and cash equivalents, short term investment, deposits and amounts receivable, are classified as amortized cost.

Under IFRS 9, financial liabilities, on initial recognition, are measured at fair value and subsequently measured at FVTPL or amortized cost. The Company's financial liabilities which consist of accounts payable and accrued liabilities are classified as amortized cost.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

3 MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(j) Financial Instruments (cont'd)

(ii) Impairment of financial assets

An 'expected credit loss' (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The ECL model requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through the statement of loss and comprehensive loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. The Company's financial assets measured at amortized cost are subject to the ECL model.

(k) Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares  are recognized as a deduction from equity, net of any tax effects.

Flow-through common shares are a type of common share and are securities permitted by Canadian Income Tax Legislation whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby any premium paid for the flow-through shares in excess of the market value of the common shares without flow-through features at the time of issue is credited to flow-through premium liability. The flow-through premium liability is included in profit or loss as the qualifying expenditures are incurred on a pro-rata basis.

The Company may issue units consisting of common shares and common share purchase warrants. The Company estimates the fair value of the common shares based on their market price on the share issuance date. The residual difference, if any, between the unit price and the fair value of each common share represents the fair value attributable to each warrant.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

3 MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(l) Income taxes

Current income taxes

Income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is recognized as the temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(m) Foreign currency translation

Transactions denominated in foreign currencies are translated using the exchange rate in effect on the transaction date or at an average rate. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the statement of financial position date. Non-monetary items are translated using the historical rate on the date of the transaction. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Foreign exchange gains and losses are included in profit or loss.

(n) Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated assuming that the proceeds received from the exercise of stock options and warrants would be used to repurchase shares at the prevailing market rate. When a loss is incurred during the period, this calculation is considered to be anti-dilutive.

(o) Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that are not included in profit or loss. The Company currently has incurred no comprehensive income or loss.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

3 MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(p) Share-based payments

The Company grants share-based awards to employees, directors and consultants as an element of compensation. The fair value of the awards is recognized over the vesting period as share-based compensation expense offset by reserves. The fair value of share-based compensation is determined using the Black-Scholes option pricing model. At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed. No expense is recognized for awards that do not ultimately vest. When stock options are exercised, the proceeds received, together with any related amount in the reserves, are credited to share capital.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the equity instruments. Otherwise, share based compensation are measured at the fair value of the goods or the services received.

(q) Application of New and Revised Accounting Standards

Future standards not yet adopted

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18") which replaces IAS 1 Presentation of Financial Statements. This standard aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact the new standard will have on its consolidated financial statements.

4 CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of:

	December 31, 2025	December 31, 2024
Cash	$26,496,922	$32,057,647
Cash equivalent (Guaranteed investment certificates)	34,585,123	-
	$61,082,045	$32,057,647

As at December 31, 2025, the Company's cash includes Guaranteed Investment Certificates bearing interest at rates ranging from 2.5% - 3.3% (December 31, 2024 - 4.00%).

5 PREPAID EXPENSES

Prepaid expenses consist of:

	December 31, 2025	December 31, 2024
Advances for exploration expenditures	$100,135	$59,942
Insurance and other administrative expenses	399,820	268,151
	$499,955	$328,093

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

6 GOODS AND SERVICES TAX AND OTHER RECEIVABLE

Goods and services tax and other receivable consist of:

	December 31, 2025	December 31, 2024
Goods and Services Tax receivable	$644,046	$67,332
BCMETC receivables	481,500	-
Other	10,610	220
	$1,136,156	$67,552

7 PROPERTY AND EQUIPMENT

Property and equipment consists of:

	Dock	Tents and Trailers	Equipment	Vehicles	Gas Tank	Boat	Office Furniture	Total
Cost:
At December 31, 2023	$15,571	$203,315	$189,301	$39,936	$40,000	$91,755	$-	$579,878
Additions	-	-	18,778	-	-	-	4,938	23,716
At December 31, 2024	15,571	203,315	208,079	39,936	40,000	91,755	4,938	603,594
Additions	-	-	3,764	-	-	-	2,217	5,981
Disposals	-	-	(8,862)	-	-	-	-	(8,862)
At December 31, 2025	$15,571	$203,315	$202,981	$39,936	$40,000	$91,755	$7,155	$600,713

Accumulated Depreciation:
At December 31, 2023	$8,627	$169,528	$89,364	28,837	$29,199	$38,267	$-	$363,822
Depreciation	347	10,135	23,759	3,330	1,080	8,023	1,383	48,057
At December 31, 2024	8,974	179,663	113,123	32,167	30,279	46,290	1,383	411,879
Depreciation	330	7,095	17,972	2,332	972	6,819	1,044	36,564
Disposal	-	-	(3,771)					(3,771)
At December 31, 2025	$9,304	$186,758	$127,324	$34,499	$31,251	$53,109	$2,427	$444,672

Net Book Value:
At December 31, 2024	$6,597	$23,652	$94,956	$7,769	$9,721	$45,465	$3,555	$191,715
At December 31, 2025	$6,267	$16,557	$75,657	$5,437	$8,749	$38,646	$4,728	$156,041

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

8  EXPLORATION AND EVALUATION ASSETS

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many exploration and evaluation assets. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge, title to all of its properties is in good standing.

Exploration and evaluation asset acquisition costs are set out below:

Property	Balance, December 31, 2023 $	Acquisition $	Balance, December 31, 2024 $	Acquisition $	Balance, December 31 2025 $
KV Project	70,906,785	-	70,906,785	-	70,906,785
Big Bulk	-	422,750	422,750	264,798	687,548
Kinskuch	-	-	-	5,213,815	5,213,815
Porter	-	-	-	1,159,404	1,159,404
American Creek	-	-	-	368,315	368,315
Theia	-	-	-	897,116	897,116
BA property	-	-	-	1,114,225	1,114,225
Red Cliff	-	-	-	9,284	9,284
	70,906,785	422,750	71,329,535	9,026,957	80,356,492

Kitsault Valley ("KV") Project

During the years ended December 31, 2011 to 2018, the Company purchased the Dolly Varden (or "DV") property, consisting of fee simple titles, mineral claims and mineral tenures in respect of certain lands located in the Kitsault area of British Columbia. The property is subject to a 2% net smelter return royalty ("NSR") of which one-half (or 1%) of the NSR can be repurchased by the Company for $2,750,000 at any time.

On February 25, 2022, the Company completed the acquisition of a 100% interest in the Homestake Ridge property pursuant to a purchase agreement with Fury Gold Mines Ltd. ("Fury"). The Homestake Ridge property is located adjacent to the Company's DV property. The Homestake Ridge property is subject to a 2% NSR applicable to certain claims (the "Crown Grants"). The 2% NSR on the Crown Grants includes an annual advanced minimum royalty of $50,000 payment obligations. Ten business days after commencement of commercial production, approximately 17,300 shares of the Company are to be issued to the NSR holders. Additionally, a small area of the Homestake Ridge property is subject to a 3% royalty. The Company refers to the combination of its Homestake Ridge and DV properties as the KV Project. As of December 31, 2025, the Company has deposits totalling $208,000 (December 31, 2024 - $159,000) as reclamation bonds related to permits for the KV Project.

Big Bulk Property

On December 19, 2023, the Company entered into an assignment and assumption agreement (the "Assignment Agreement") with Libero Copper & Gold Corporation ("Libero") pursuant to which the Company was assigned the rights to an option agreement (the "Option Agreement") to earn a 100% interest in certain claims known as the Big Bulk property. As consideration for the Assignment Agreement the Company issued Libero 68,750 common shares of the Company valued at $222,750, on January 9, 2024 (Note 9).

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

8 EXPLORATION AND EVALUATION ASSETS (cont'd)

In connection with this acquisition, the Company also entered into an amended agreement with LCT Holdings Inc., the owner of the Big Bulk property and optionor under the Option Agreement. The amended Option Agreement provides that the Company may earn-in a 100% undivided interest in the Big Bulk property by completing the following payments:

a) $50,000 in cash on or before December 31, 2023 (cash paid);

b) $150,000 in cash on or before December 31, 2024 (cash paid);

c) $250,000 in cash or common shares on or before December 31, 2025 (shares issued);

d) $500,000 in cash or common shares on or before December 31, 2026; and

e) $500,000 in cash or common shares on or before December 31, 2027.

The Company has the right to elect to issue common shares instead of a cash payment only when the market price of the common shares at the time is equal or greater than to the ten day volume weighted average price of the common shares of the Company, subject to such exchange's minimum pricing rules and further provided that the common shares may only be issued by the Company if the deemed price is equal to or greater than $0.64 per common share, otherwise the Company may only satisfy such payment in cash.

Kinskuch Property

On May 23, 2025, the Company acquired 100% interest in the Kinskuch Property, in British Columbia, from Hecla Mining Company ("Hecla") with the issuance of 1,351,963 common shares having a fair value of $5,178,018 (Note 9).  The Company incurred $35,000 in legal fees related to the acquisition.  Hecla will also retain a 2% NSR on the Kinskuch Property. The NSR will include a 50% buyback right, for $5,000,000, that will allow Dolly Varden to reduce the royalty to 1% at any time.

Porter Project

On May 23, 2025, the Company acquired 100% interest in the Porter Project, in British Columbia, from Strikepoint Gold Inc. ("Strikepoint") with the issuance of 295,699 common shares of the Company having a fair value of $1,105,914 (Note 9). The Company incurred $53,000 in legal fees related to the acquisition.

American Creek Property, Theia Property, BA Property, and Red Cliff Property

On June 26, 2025, the Company acquired an interest in four properties in British Columbia totaling over 20,000 hectares (collectively, the "Properties") from MTB Metals Corp. by issuance of 486,072 common shares of the Company valued at $2,245,653 (Note 9) plus the assumption of an outstanding property payment obligations of $50,000. The Company incurred $93,280 in legal fees related to the acquisition.  The Properties include the American Creek Property (consisting of Mountain Boy Property, Silver Crown Property, and Dorothy Property), the Theia Property, the BA Property, and the Red Cliff Property.  MTB Metals Corp. retained a 1% NSR on each of the Properties, pursuant to the terms of separate royalty agreements for each property.

In connection with the acquisition, the Company also entered into an amended joint venture ("JV") agreement with Decade Resources Ltd. ("Decade"). As of June 26, 2025 the parties have been deemed to have entered into a joint operation agreement, whereby  Decade owns 65% interest and Dolly Varden owns 35% interest in the Red Cliff Property. In addition, the Company entered into an amended option agreement (the "Option Agreement") with Kenneth Gin and Kirpaul Siddoo (the "Optionors") to acquire 100% interest in the American Creek Property, the Theia Property, and the BA Property.  To maintain good standing of the Option Agreement, and to earn a 100% ownership interest in the three properties, the Company paid the Optionors $50,000 in cash. Upon exercise of the Option Agreement, the Dorothy Property is subject to a 2.5% NSR payable to the Optionors, commencing upon the achievement of commercial production. Commercial production is defined as either (i) achieving 70% of rated capacity for 30 consecutive days, or (ii) direct shipping of ore for profit. The Company retains the right to purchase 0.5% of the NSR for $1,000,000 within 90 days following the commencement of commercial production.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

8 EXPLORATION AND EVALUATION ASSETS (cont'd)

Exploration And Evaluation Expenses

The following table summarizes the exploration and evaluation expenses incurred during the years ended December 31, 2025 and 2024.

	December 31, 2025	December 31, 2024
Analytical and sample related	$1,448,473	$1,127,904
Camp, food, supplies and related	2,303,348	1,988,143
Claim maintenance	19,875	80,012
Community relations and related	231,871	82,385
Depreciation	36,564	48,057
Drilling and related	15,582,423	9,800,110
Equipment and warehouse rental	874,274	822,228
Fuel	789,482	738,856
Geological and geoscience	2,735,879	1,619,939
Mapping and modelling	180,640	165,618
Project supervision	467,340	602,500
Resource and metallurgy	22,133	-
Road and drill pad preparation	904,888	830,720
Transport, travel and related	82,752	87,057
Cost recovery: BC METC	(481,500)	(118,212)
Total	$25,198,442	$17,875,317

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

9 SHARE CAPITAL

Authorized: Unlimited number of common shares without par value.

Issued:

During the year ended December 31, 2025, the Company issued 269,806 common shares (2024-171,223) pursuant to conversion of restricted share units ("RSUs"). The value of the settled units adjusted the share capital reserve account by $1,019,246 (2024 -$664,346).

During the year ended December 31, 2025, the Company issued 252,062 common shares (2024-908,584) pursuant to the exercise of stock options for proceeds of $684,805 (2024-$1,319,607).

On December 22, 2025, the Company issued to Libero 38,941 common shares of the Company valued at $264,799 in relation to the Assignment Agreement (Note 8).

On October 23, 2025, the Company closed a bought deal financing for total gross proceeds of $33,973,000 by issuing 4,646,000 shares. The financing comprised 2,906,000 common shares at $6.50 per share for $18,889,000 under the LIFE exemption, 750,000 charity flow-through shares at $9.42 per share for $7,065,000, and 990,000 flow-through shares at $8.10 per share for $8,019,000.  In connection with the closing of the financing, a finders' fee of $1,698,650 was paid representing 5% of the gross proceeds.

On June 26, 2025, the Company closed a bought deal financing for aggregate gross proceeds to the Company of $28,755,500 through two offerings. Under the listed issuer financing exemption ("LIFE Offering"), the Company sold 2,445,500 common shares of the Company at a price of $4.60 per common share for gross proceeds of $11,249,300 and also sold 1,128,000 flow-through common shares at a price of $6.65 per FT common share for gross proceeds of $7,501,200. Under the Private Placement Offering, the Company sold 1,740,000 FT common shares of the Company at a price of $5.75 per flow through common share for gross proceeds of $10,005,000. In connection with the closing of the two financings, a finders' fee of $1,437,775 was paid representing 5% of the gross proceeds.

On June 26, 2025, the Company completed the acquisition of interests in four mineral properties from MTB Metals Corp., which included the assumption of existing option and joint venture agreements. As consideration, the Company issued 486,072 common shares having a fair value of $2,245,653 (Note 8).

On May 23, 2025, the Company completed the acquisition of the Porter Project from Strikepoint. As consideration for the acquisition, the Company issued 295,699 common having a fair value of $1,105,914 (Note 8).

On May 23, 2025, the Company completed the acquisition of the Kinskuch Property from Hecla. As consideration for the acquisition, the Company issued 1,351,963 common shares to Hecla at a fair value of $5,178,018. (Note 8).

On September 27, 2024, the Company closed the second and final tranche of a bought deal financing for additional gross proceeds of $4,500,000 from the issuance of 900,000 flow through common shares at price of $5.00 per flow through common share. In connection with the closing of the first tranche of the offering, a finders' fee of $225,000 was paid representing 5.0% of the gross proceeds.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

9 SHARE CAPITAL (cont'd)

On September 4, 2024, the Company closed the first tranche of a bought deal financing for aggregate gross proceeds to the Company of $27,700,000.  Pursuant to the close of the first tranche of this financing, the Company sold 2,875,000 common shares of the Company at a price of $4.00 per common share for gross proceeds of $11,500,000 and also sold 3,240,000 FT common shares at a price of $5.00 per FT common share for gross proceeds of $16,200,000. In connection with the closing of the first tranche of this financing, a finders' fee of $1,385,000 was paid representing 5.0% of the gross proceeds.

On March 26, 2024, the Company closed a bought deal financing for gross proceeds to the Company of $14,999,985. Pursuant to this financing, the Company sold 3,571,425 FT common shares on a charitable basis at a price of $4.20 per FT common share. Underwriter fees of $749,999 were paid in relation to this financing.

On January 9, 2024, the Company issued to Libero 68,750 common shares of the Company valued at $222,750 in relation to the Assignment Agreement (Note 8).

Restricted Share Units

Under the Company's Omnibus Plan, the maximum number of common shares issuable upon the vesting of RSUs granted pursuant to the Omnibus Plan combined with other share-based compensation arrangements is set at 10% of the total issued common shares. The Omnibus Plan is an evergreen plan meaning any vesting of an RSU will, subject to the overall limit described above, allow new grants available under the Omnibus  Plan resulting in a reloading of the number of RSUs available for grant.

On February 28, 2025, the Company granted 237,244 RSUs to various directors with vesting equally spread over three years with the first vesting occurring on March 15, 2026. On April 2, 2024, the Company granted 295,750 RSUs to various directors with vesting equally spread over three years with the first vesting occurring after one year. The Company expensed $1,096,596 included in share-based compensation expense during the year ended December 31, 2025 (2024 - $1,139,455).

Number of RSUs
Balance, December 31, 2023	513,671
Granted	295,750
Settlement upon vesting	(171,223)
Balance, December 31, 2024	638,198
Granted	237,244
Settlement upon vesting	(269,806)
Balance, December 31, 2025	605,636

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

9 SHARE CAPITAL (cont'd)

Stock Options

The Company has an Omnibus Plan under which it is authorized to grant share purchase options to executive officers, directors, employees and consultants enabling the holder to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option shall be no less than the discounted market price of the Company's shares prior to the grant in accordance with Exchange policies. Options are granted for a maximum term of 10 years.

Vesting is at the discretion of the Board of Directors. In the absence of a vesting schedule, such options shall vest immediately.

	Number of Options	Weighted Average Exercise Price $
Balance, December 31, 2023	2,717,689	2.48
Granted	706,000	3.40
Exercised	(908,584)	1.44
Forfeited/expired	(116,667)	2.56
Balance, December 31, 2024	2,398,438	3.14
Granted	548,500	4.00
Exercised	(252,062)	2.72
Balance, December 31, 2025	2,694,876	3.36

As at December 31, 2025, the Company had outstanding stock options enabling the holders to acquire common shares as follows:

Date of Expiry	Exercise Price $	Number of Stock Options Outstanding as at December 31, 2025
March 25, 2026	2.84	431,250
February 25, 2027	3.16	877,500
August 19, 2027	2.84	81,250
February 24, 2028	3.88	100,000
March 28, 2029	3.36	620,751
May 22, 2029	4.24	25,000
June 24, 2029	4.00	10,625
February 28, 2030	4.00	548,500
Total Outstanding	3.36	2,694,876
Total Exercisable	3.17	1,925,626

During the year ended December 31, 2025, the Company recognized a total of $1,085,228 (2024 - $1,461,500) in share-based payments expense for the options granted and vested during the year. The fair value of options granted during the year ended December 31, 2025 was $2.38 (2024 - $2.48) per option.  The weighted average remaining life of the stock options as of December 31, 2025 is 1.49 years (December 31, 2024 - 2.60 years).

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

9 SHARE CAPITAL (cont'd)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

For the year ended	December 31, 2025	December 31, 2024
Risk-free interest rate	2.60%	3.68%
Expected dividend yield	0%	0%
Annualized stock price volatility	77%	83%
Expected life of options	5 years	5 years
Expected forfeiture rate	0%	0%

Flow-through Premium Liability

The following is a continuity of the liability portion of the flow-through share issuances:

Balance, December 31, 2023	$-
Flow-through premium liability additions	7,779,996
Settlement of flow-through share premium liability pursuant to qualifying expenditures	(4,301,284)
Balance, December 31, 2024	3,478,712
Flow-through premium liability additions	8,087,400
Settlement of flow-through share premium liability pursuant to qualifying expenditures	(4,561,159)
Balance, December 31, 2025	$7,004,953

Anti-dilution rights agreements

In September 2012, the Company entered into an ancillary rights agreement with Hecla, whereby as long as Hecla holds a pro-rata interest of 10%, it reserves the right to maintain its ownership interest in the event the Company issues any equity securities. In February 2022, the Company entered into an investor rights agreement in relation to the acquisition of Homestake with Fury whereby as long as Fury holds a pro-rata interest of 10%, it reserves the right to maintain its ownership interest in the event the Company issues any equity securities for cash. At December 31, 2025 each of Hecla and Fury owned greater than 10% of the Company.

10 CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern to pursue other business opportunities and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The capital of the Company consists of items within shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets.

The Company is dependent on the capital markets as its main source of operating capital. The Company's capital resources are largely determined by the strength of the junior public markets, by the status of the Company's projects in relation to these markets and its ability to compete for investor support of its projects. There have been no changes to the Company's approach to capital management During the year ended December 31, 2025. The Company has no capital restrictions other than an anti-dilution right in favour of Hecla and Fury whereby both parties have the right to maintain their equity holdings in the Company.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

11 RELATED PARTY TRANSACTIONS

During the years ended December 31, 2025 and 2024, the Company incurred the following amounts charged by officers and directors (being key management personnel) and companies controlled and/or owned by officers and directors of the Company in addition to the related party transactions disclosed elsewhere in these consolidated financial statements:

	Year ended
	December 31, 2025	December 31, 2024
Directors' fees	$233,000	$228,400
Consulting fees	25,000	-
Exploration and evaluation (3,4)	498,750	722,500
Management fees (1)(2)	1,107,500	1,442,200
Share-based payments (1)(2)	1,842,089	2,026,036
Total	$3,706,339	$4,419,136

(1) The Company entered into a consulting service agreement with S2K Capital Corp. and Shawn Khunkhun, Chief Executive Officer and director of the Company. Pursuant to this consulting agreement, Mr. Khunkhun is compensated at a rate of $34,167 (2024 - $30,000) per month, where the increase was effective April 1, 2025. The Company is required to pay an equivalent to 24 months' pay plus an average of any cash performance bonus paid in the previous two completed financial years if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company. During the year ended December 31, 2025, the Company paid a $360,000 bonus related to the year ended December 31, 2024 and made an allowance of $400,000 for amounts expected to be paid in 2026 that relate to the year ended December 31 2025. If the agreement is terminated for reasons other than event of default, the Company is required to pay a sum equal to 12 months' pay.

(2) The Company entered into a consulting service agreement with Fehr & Associates and Ann Fehr, Chief Financial Officer ("CFO") for full outsourced accounting and corporate secretary services. During the year ended December 31, 2025, the Company paid $16,667 (2024 - $16,667) per month for CFO services.  During the year ended December 31, 2025, the Company paid a $100,000 bonus related to the year ended December 31, 2024, and made a bonus allowance of $110,000 for amounts estimated to be payable in 2026 that relate to the year to end December 31, 2025. The Company is required to pay an equivalent to 12 months' pay if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company.

(3) The Company entered into a consulting service agreement with Robert van Egmond, VP Exploration of the Company. Pursuant to this consulting agreement, Mr. van Egmond is compensated at a rate of $23,333 (2024 - $22,500) per month effective April 1, 2025. During the year ended December 31, 2025, the Company paid a $135,000 bonus related to the year ended December 31, 2024, and made a bonus allowance of $135,000 for amounts expected to be paid in 2026 that relate to the year to end December 31, 2025. The Company is required to pay the equivalent to 12 months' pay if the consulting agreement is terminated by either party, absent an event of default, during the twelve-month period following the date of a change in control of the Company.

(4) The Company paid $120,000 (2024- $120,000) in exploration and evaluation expenses to a company controlled by a director.

(5) The Company recognized consulting expenses of $25,000 (2024-$nil) to a company controlled by a director.

Other related party transactions are as follows:

At December 31, 2025, included in accounts payable is $20,533 (December 31, 2024 - $10,640) owed to officers of the Company.

At December 31, 2025 included in accrued liabilities is $675,000 (December 31, 2024 - $686,750) accrued to officers and directors of the Company.

During the year ended December 31, 2025, $151,025 (2024 - $94,537) of accounting and administration fees were paid to Fehr & Associates, a corporation controlled by the CFO, that were attributable to costs directly associated with office space, accounting services and administration staff used by the Company.

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

11 RELATED PARTY TRANSACTIONS (cont'd)

The Porter Property acquisition (Note 8) was a related party transaction on account that Shawn Khunkhun, Chief Executive Officer, President and a director of Dolly Varden is also the Executive Chairman and a director of Strikepoint.

The Kinskuch Property acquisition (Note 8) is a related party transaction as Hecla is considered an insider on account of Hecla being a significant shareholder with over 10% interest ownership.

12 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments recorded at fair value require disclosure as to how the fair value was determined based on significant levels of input described in the following hierarchy:

  Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
  Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's financial instruments include cash and cash equivalents, short term investment, amounts receivable, deposits, accounts payable and accrued liabilities, all of which are measured at amortized cost.

Financial Instruments

The carrying values of cash and cash equivalents, amounts receivable, deposits, accounts payable and accrued liabilities approximate fair values due to the short-term nature of these instruments or market rates of interest.  The Company's risk exposures and the impact on the Company's financial instruments are summarized below.

Credit Risk

The Company's credit risk is primarily attributable to cash and cash equivalents, deposits and Goods and Services Tax ("GST") receivable. The Company has no significant concentration of credit risk arising from operations. Cash consists of bank balances and demand guaranteed investment certificates at reputable financial institutions, from which management believes the risk of loss to be remote. GST receivable and deposits are due from government agencies.  The Company limits its exposure to credit risk for cash by placing it with high quality financial institutions.

Liquidity Risk

The Company's ability to remain liquid over the long term depends on its ability to obtain additional financing through the issuance of additional securities, entering into credit facilities, or entering into joint ventures, partnerships or other similar arrangements. The Company's ability to continue as a going concern is dependent upon its ability to continue to raise adequate financing in the future to meet its obligations and repay its liabilities arising from normal business operations when they come due. As at December 31, 2025, the Company had cash and cash equivalents of $61,082,045 to settle current liabilities of $4,005,783 (excluding liability on flow-through share issuances).

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

12 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Interest Rate Risk

The Company has cash and cash equivalent balances subject to fluctuations in the prime rate. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. Management believes that interest rate risk is remote, as investments are redeemable at any time and interest can be earned up to the date of redemption.

Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company's future mining operations will be significantly affected by changes in the market price for silver. Precious metal prices fluctuate daily and are affected by numerous factors beyond the Company's control. The supply and demand for commodities, level of interest rates, rate of inflation, investment decisions by large holders of commodities and stability of exchange rates can all cause significant fluctuations in commodity prices.

13 SEGMENTED INFORMATION

The Company operates in one reportable segment, the exploration and development of unproven exploration and evaluation assets. The Company's primary exploration and evaluation assets are located in British Columbia, and its corporate assets, comprising mainly of cash, are located in Canada. The Company is in the exploration stage and has no reportable segment revenues or operating results. All corporate expenses are incurred in Canada.

14 INCOME TAX

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year ended	Year ended
	December 31, 2025	December 31, 2024

Loss for the year	$(31,738,497)	$(20,649,147)

Expected income tax recovery	(8,569,000)	(5,575,000)
Change in statutory rates and other	28,000	-
Permanent difference	(633,000)	(407,000)
Impact of flow through share issuance	6,470,000	4,355,000
Share issuance costs	(1,077,000)	(812,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	95,000	196,000
Change in unrecognized deductible temporary differences	3,686,000	2,243,000
Total income tax expense (recovery)	$-	$-

DOLLY VARDEN SILVER CORPORATION Notes to the Consolidated Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

14 INCOME TAX (cont'd)

The significant components of the Company's unrecorded deferred tax assets and liabilities are as follows:

	Year ended	Year ended
	December 31, 2025	December 31, 2024
Deferred tax assets:

Exploration and evaluation assets	$8,709,000	$8,451,000
Property and equipment	296,000	245,000
Share issuance costs	1,493,000	933,000
Non-capital losses available for future periods	16,329,000	13,622,000
	$26,937,000	$23,251,000
Unrecognized deferred tax assets	(26,937,000)	(23,251,000)
Net deferred tax assets	$-	$-

The Company's unrecognized deductible temporary differences, tax credits and tax losses are as follows:

	As at		As at
	December 31, 2025		December 31, 2024
Temporary Differences:

Investment tax credit	$711,000	2031 -2033	$711,000
Property and equipment	$1,096,000	No expiry date	$905,000
Exploration and evaluation assets	$30,330,000	No expiry date	$29,378,000
Share issuance costs	$5,529,000	2046 to 2049	$3,454,000
Non-capital losses available for future periods	$60,886,000	2027 to 2045	$50,453,000

15 SUBSEQUENT EVENT

Subsequent to December 31, 2025, the Company issued 93,750 common shares pursuant to the exercise of stock options for proceeds of $300,250.